Filed by FLIR Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FLIR Systems, Inc.

(Commission File No. 000-21918)

The following document was made available to employees of FLIR Systems, Inc. on January 7, 2021

Frequently Asked Questions for Employees

Stock, LTIP and Employee Stock Purchase Plan (ESPP)

1.	What will happen to the FLIR common stock I own upon the closing of the transaction?

•	As we mentioned on the day of announcement, the transaction provides FLIR’s stockholders immediate value and the opportunity to participate in the upside potential of the combined company upon close.

•	Each share of FLIR stock will be exchanged for $28 in cash plus 0.0718 shares of Teledyne common stock. Any fractional shares will be paid in cash.

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For example, an employee who held 100 shares of FLIR stock would receive $2,800 in cash (100 x $28) plus 7 shares of Teledyne common stock (100 x 0.0718, rounded down). They would then receive an additional $70.19 (0.18 fractional shares x $389.96) in cash for the fractional shares.

2.	What will happen to unvested time-based FLIR restricted stock units (“RSUs”) upon closing of the transaction?

•	The treatment of unvested time-based RSUs depends on when the RSUs were granted.

•	RSUs granted prior to January 4, 2021 will vest in full and be paid in cash at $56 per share.

•	For example, an employee with 100 unvested RSUs which were granted prior to January 4, 2021 would receive $5,600 (100 x $56) in cash.

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RSUs granted after January 4, 2021 (other than 2021 RSUs granted to directors and certain officers) will be converted into Teledyne RSUs based on an adjustment ratio of 0.1436. The converted RSUs will retain their original terms and conditions, including vesting schedule. Any fractional shares resulting from the adjustment will be rounded down to the nearest share so converted RSUs will represent a whole number of shares. Any remaining fractional shares of FLIR stock not represented by the converted RSUs will be paid in cash at $56 per share.

•	For example, an employee with 100 unvested RSUs granted after January 4, 2021 would receive 14 Teledyne RSUs (100 x 0.1436, rounded down).

•	The fractional shares resulting from the conversion will be divided by the conversion ratio and paid in cash at $56 per share (0.36 fractional shares divided by 0.1436 = 2.5 shares), or $140.

3.	What will happen to unvested performance-based FLIR restricted stock units (“PRSUs”) upon the closing of the transaction?

•	Each PRSU will vest as of the closing and be paid in cash at $56 per share.

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If the closing occurs during the performance period of a PRSU, the number of PRSUs that vest will be equal to the greater of (i) the target number of PRSUs or (ii) the number of PRSUs that would have been earned based on actual achievement of the applicable performance goals as if the performance period ended on December 31, 2020.

•	If the closing occurs after the end of the performance period but before the vesting date of a PRSU, the number of PRSUs will be based on actual achievement of the applicable performance goals.

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For example, if an employee had 100 PRSUs but the number of shares that would vest based on actual performance measured as of December 31, 2020 is 80, the employee would receive $5,600 (100 x $56) in cash.

4.	What will happen to FLIR stock options (“Options”) upon the closing of the transaction?

•	Options will be paid in cash based on $56 minus the exercise price of the Option, multiplied by the number of Options.

•	For example, an employee who held 100 Options at an exercise price of $26 would receive $3,000 (100 x ($56-$26)) in cash.

5.	What will happen to the FLIR 2019 Employee Stock Purchase Plan (“ESPP”) upon the closing of the transaction?

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Any offering period or purchase period under the ESPP in progress as of the closing will be terminated and the final exercise date will be no later than three business days prior to the closing date (the “Final Exercise Date”).

•	Each ESPP participant’s accumulated contributions will be used to purchase shares of FLIR common stock in accordance with the terms of the ESPP as of the Final Exercise Date.

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FLIR shares purchased under the ESPP as of the Final Exercise Date will be subject to the same treatment as described in “What will happen to the FLIR common stock I own upon the closing of the transaction?”

•	The ESPP will terminate effective immediately prior to the closing.

6.	Can I sell FLIR stock?

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All employees are subject to the Insider Trading Policy, which restricts all of us from selling while in possession of material non-public information, and additionally specified employees are made subject to trading “black-out” periods at the end of the fiscal quarters and certain other times. Any employees who are not subject to black-out (or who are but we are not in black-out) and are not in possession of material non-public information, may trade in the company’s stock.

7.	Does signing the deal mean there is no black-out period until the sale is finalized or abandoned?

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No. We are currently still in a black-out period which, per the Insider Trading Policy, commenced on December 21, 2020 and will continue until the end of trading on the second day following the release of Q4 and FY 2021 earnings in February; we will still release earnings by public filing of our Form 10-K even if we do not have an Earnings Call. Also, there may be other times that we need to call a black-out due to the Teledyne transaction or other reasons. We will continue to communicate the opening and closing of the trading window as we have in the ordinary course.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Teledyne and FLIR. In connection with the proposed transaction, Teledyne will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement/prospectus of Teledyne and FLIR. A joint proxy statement/prospectus will be sent to all Teledyne stockholders and all FLIR stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND

SECURITY HOLDERS OF TELEYDNE AND INVESTORS AND SECURITY HOLDERS OF FLIR ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Teledyne stockholders and FLIR stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Teledyne or FLIR through the website maintained by the SEC at www.sec.gov. The documents filed by Teledyne with the SEC also may be obtained free of charge at Teledyne’s website at www.teledyne.com or upon written request to 1049 Camino Dos Rios, Thousand Oaks, California. The documents filed by FLIR with the SEC also may be obtained free of charge at FLIR’s website at www.flir.com/about/investor-relations or upon written request to FLIR’s Corporate Secretary at 1201 S Joyce St, Arlington, VA 22202.

Participants in the Solicitation

Teledyne and FLIR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Teledyne’s stockholders and FLIR’s stockholders in connection with the proposed transaction. Information about FLIR’s directors and executive officers and their ownership of FLIR’s common stock is set forth in FLIR’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 11, 2020. Information about Teledyne’s directors and executive officers is set forth in Teledyne’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 10, 2020. To the extent that holdings of Teledyne’s or FLIR’s securities have changed since the amounts printed in Teledyne’s or FLIR’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, with respect to the proposed transaction between Teledyne and FLIR, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from the forward-looking statements in this communication, including but not limited to: (i) timing, receipt and terms and conditions of regulatory approvals required for the proposed transaction that could delay the closing of the proposed transaction, reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (ii) the possibility that Teledyne and/or FLIR stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iv) Teledyne’s inability to integrate FLIR’s business; (v) unexpected costs or liabilities relating to the proposed transaction; (vi) the ability of Teledyne to complete the financing related to the proposed transaction upon acceptable terms; (vii) potential litigation relating to the proposed transaction that could be instituted against Teledyne or FLIR or their respective directors or officers; (viii) the risk that disruptions caused by or relating to the proposed transaction will harm Teledyne’s or FLIR’s business, including current plans and operations; (ix) the ability of Teledyne or FLIR to retain and hire key personnel; (x) risks related to Teledyne’s incurrence of indebtedness in connection with the proposed transaction; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) risks relating to the market value of the shares of Teledyne common stock to be issued in the proposed transaction; (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (xiv) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; (xv) general economic and market developments and conditions; (xvi) restrictions during the pendency of the proposed transaction or thereafter that may impact Teledyne’s or FLIR’s ability to pursue certain business opportunities or strategic transactions; and (xvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Teledyne and FLIR described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Teledyne and FLIR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Teledyne nor FLIR gives any assurance that either Teledyne or FLIR will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.